

January 3, 2013

Via E-Mail
Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

> **Re:** **Steven Madden, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-23702**

Dear Mr. Dharia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 26

1. Please provide draft disclosure to be included in future filings that provides detailed explanations and quantifies the factors that led to significant year over year changes in management's discussion and analysis. Specifically discuss as follows:

- In the Wholesale Footwear Segment, quantify the year over year net sales and margin increases attributable to the recent acquisitions of Cejon and Topline and others versus organic growth in your comparable business segments;
- In the Wholesale Footwear Segment and the Wholesale Accessories Segment, specifically discuss why certain Olsenboye® and private label products achieve lower margins compared to other products;
- In the Retail Segment, to the extent material, discuss expenses incurred when opening nine stores and closing ten underperforming stores and how these openings and closings impacted margins and income from operations;
- Discuss why the Retail Segment overall achieves higher margins compared to wholesale business, explaining how occupancy costs are classified in your retail operations; and
- Clarify how you were able to leverage a 15.3% year over year increase in net sales in the retail segment to result in a 123.1% increase in income from operations in 2011 over 2010.

Note A – Summary of Significant Accounting Policies, page F-7

[13] Revenue Recognition, page F-9

2.   Your accounts receivable balance tripled from December 31, 2010 to December 31, 2011 and your average collection days increased from 56 days to 65 days. You state on page 24 that collection days increased as a result of growth in your private label and international businesses where many customers have extended payment terms. Tell us your standard payment terms and extended payment terms (e.g. 30, 60, 90 days) and how much of your accounts receivable balance and sales relate to extended payment terms. Tell us how you determined that these fees, with extended payment terms, are fixed and determinable and revenue recognition is appropriate. Also tell us if you are experiencing collectability problems and how much of the December 31, 2011 accounts receivable balance has been collected to date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining